EXHIBIT 2(c)

First Amendment to that certain Stock Purchase Agreement (the "Agreement") dated April 14, 1997 by and among BACOU S.A. and Francis Berend, Pierre Alain Berend, Philippe Berend, Pascal Berend and the other sellers, parties hereto, with respect to all of the Outstanding Capital Stock of COMASEC INTERNATIONAL S.A.

                                    Preamble

Whereas, the parties to the Agreement wish to confirm certain clarifications and modifications to the terms thereof;

NOW, THEREFORE, the parties hereto have agreed as follows:

Article 1.  Recapitalization of Interspiro AB

Because of Swedish corporate regulations relating to companies with a negative shareholders' equity, Interspiro AB had to be recapitalized in an amount of SK 25 million by transforming an intercompany payable to Interspiro Holdings, Inc. into capital. This decision, which represents a breach of the Sellers' obligation to operate the Purchased Subsidiaries in the ordinary course, was not notified to the Buyer. The Buyer hereby consents to this decision and waives any claims against the Sellers as a result thereof.

Article 2.  SBC and STM

The parties have agreed to deal with the status of STM and SBC in accordance with the terms of the letter attached hereto as Appendix 1.

Article 3.  Interspiro Holding Inc.

The parties agree to amend the definition of Divested Interspiro Subsidiaries by including Interspiro Holding Inc. Concurrently with the sale of this company the parties agree that its paid-in capital will be increased in accordance with the terms of Appendix 2 hereto. After this capital increase it is expected that the shareholders' equity of Interspiro Holding Inc. shall be approximately zero; the addition of this company among the Interspiro Divested Subsidiaries will thus be for one Thousand Francs (FF 1,000).

Article 4.  Certain Glove Divested Subsidiaries

The parties acknowledge that Comasec GmbH, Comasec NV and Comasec Spa which form part of the Glove Divested Subsidiaries may not be completely conveyed out of the Combined Group before the Closing. The Sellers' undertake to indemnify and to hold harmless the Buyer and its Affiliates for any costs, expenses or liabilities arising out of the ownership or operation of these entities in the post-Closing period. The Sellers also undertake to take all necessary action to consummate the conveyance of these entities as quickly as possible. The Buyer shall cause its Affiliates to provide all reasonable assistance to this end.

Article 5.  Incomplete and Up-dated Disclosure Schedules

Appendix 4 contains Schedules which were left incomplete at the signature of the Agreement. Appendix 4 also contains the information necessary to up-date certain Schedules to the Agreement in order to make them true and complete at the Closing.

Article 6.  Bank Guarantees of the Company

As of the date hereof, the Company has an outstanding guarantee in favor of Banque Paribas in an amount of FF 13 million. This guarantee supports loans advanced by Paribas to Comasec S.A. The Sellers undertake to reimburse, by close of business on May 30, 1997, to Paribas the amount of the outstanding advances of approximately FF 8.3 million. The Sellers further undertake (i) to cause Comasec not to make any further drawings in connection with the Paribas guarantee and (ii) to deliver the cancelled guarantee to the Buyer no later than June 7, 1997.

Article 7.  Shares of Comasec Holdings, Inc.

The opinion of Alter and  Sherwood,  LLC  delivered  at the Closing  pursuant to
Section 6.2(c) of the Agreement varies from the form of opinion set forth as Exhibit B to the Agreement due to the omission of four share certificate cancellations in the stock ledger of Comasec Holdings, Inc. The cancellation of 1,250 shares of class B Common non-voting Stock represented by Certificate Nos. B-101, B-102, B-103 and B-104 originally issued to Warren G. Delaney (the "Missing Certificates") is established by certain documentary evidence which the Sellers will provide to the Buyer. The Sellers' undertake to indemnify and to hold harmless the Buyer and its Affiliates for any costs, expenses or liabilities arising out of any claim by any Person or Governmental Entity which is based upon the status of the Missing Certificates.

Article 8.  Bank Accounts

Sellers  provided to Buyer a list of bank  accounts on May 29, 1997  pursuant to
Section 5.6 of the Agreement. Considering the administrative requirements necessary to effect changes in the signatories for such accounts, Sellers agree as follows: (1) to cooperate with Buyer and to execute all necessary documentation to effect fully any changes desired by Buyer in the persons authorized as signatories thereon or to act or deal in connection therewith; (2) to cease, and to cause all other signatories (other than officers of or those in the employ of Buyer, the Company or the Purchased Subsidiaries after the date hereof ("Permitted Signatories")) to cease to sign, act or otherwise deal with all such accounts or safe deposit boxes on and after the date hereof; and (3) to indemnify and to hold harmless the Buyer and its Affiliates for any amounts drawn by persons other than Permitted Signatories.

Article 9. U.S. Tax Group, Taxes for Period Ending May 30, 1997; Intercompany Obligations for Taxes; Shareholder Obligation for Taxes; Calculation of Net Financial Indebtedness

Upon consummation of the sale of CISA shares by the Sellers to the Buyer, the tax year of the U.S. Tax Group (consisting of CHINC, Comasec, Inc., Survivair, Inc., Interspiro Holdings, Inc. and Interspiro, Inc.) will end, requiring the filing of a final U.S. tax return for the US Tax Group and payment of any taxes owed (taking into account the final amount of tax due and any prior estimated tax payments).

An amount of U.S. tax has been accrued on the books of each of the members of the U.S. Tax Group, resulting in intercompany accounts payable and receivable for taxes. Such amounts, if settled at the closing date in the manner of other intercompany account payable and receivable, would have changed the amount of cash at CHINC and would have increased the price to be paid by Buyer to the Sellers. Upon payment of the taxes for the period ended May 30, 1997, CHINC would have received reimbursement from the Sellers for such amount.

In lieu of the parties treating such accounts receivable and payable as cash, increasing the purchase price and reimbursing the taxes payable, such accounts receivable and payable shall not be treated as cash for purposes of the calculation of Net Financing Indebtedness and the purchase price to be paid by Buyer shall not be increased to reflect such amounts; provided, however, that each of Comasec, Inc., Interspiro Holdings, Inc. and Interspiro, Inc. shall remit to CHINC their share of the taxes payable by the U.S. Tax Group and the Shareholders shall remit to CHINC the balance of any taxes payable by the U.S. Tax Group, in each case not later than June 16, 1997, or, if later, two business days following the calculation of the amount of taxes payable by the U.S. Tax Group for the period January 1, 1997 to May 30, 1997.

Article 10.  Miscellaneous

The signature of this First Amendment by the persons listed as "Sellers" below who have not executed the Agreement shall be deemed as signature by them of the Agreement as contemplated by Section 5.17 thereof.

Capitalized terms used herein without definition shall have the meaning given to them by the corresponding definition in the Agreement.

Except as specifically amended hereby, the terms and conditions of the Agreement shall continue in full force and effect and shall apply to this First Amendment, which shall be deemed to be one of the Purchase Documents.

It is further provided that the above shall in no way limit or alter the representations and warranties made by the Sellers in the Agreement and that the Buyer shall be indemnified pursuant to Article VIII of the Agreement in case of a breach of the said representations and warranties.

IN WITNESS WHEREOF, the parties hereto have executed this document on May 30, 1997, in two (2) original copies.

Buyer:

BACOU S.A.


/s/ Philippe Bacou
----------------------------
By Philippe Bacou
Chairman


Sellers:

                                                     FRADEN SC


/s/ Francis Berend                                   /s/ Francis Berend
-----------------------------                        ---------------------------
Francis Berend                                       by Francis Berend
                                                     Manager


                                                     FINANCIERE de VIGAN SC


/s/ Pierre-Alain Berend                              /s/ Pierre-Alain Berend
-----------------------------                        ---------------------------
Pierre-Alain Berend                                  by Pierre-Alain Berend


                                                     HELP FINANCE SC


/s/ Philippe Berend                                  /s/ Philippe Berend
-----------------------------                        ---------------------------
Philippe Berend                                      by Philippe Berend
                                                     Manager


                                                     PACLAU SC


/s/ Claude-Pascal Berend                             /s/ Claude-Pascal Berend
-----------------------------                        ---------------------------
Claude-Pascal Berend                                 Claude-Pascal Berend
                                                     Manager


/s/ Denyse Berend
-----------------------------
Denyse Berend